Exhibit 99.1

Costamare Inc. Announces 2014 Annual Meeting of Stockholders

Athens, Greece – August 1, 2014 -- Costamare Inc. (the “Company”) (NYSE: CMRE), an international owner and provider of containerships for charter, announced today that its Board of Directors has called an annual meeting of the stockholders to be held in Athens, Greece on Wednesday, October 1, 2014.

Stockholders of record of the Company’s common stock at the close of business on Tuesday, August 12, 2014 will be entitled to receive notice of, and to vote at, the annual meeting and at any adjournments or postponements thereof.

Formal notice of the meeting and the Company’s proxy statement will be sent to holders of the Company’s common stock in due course.

About Costamare Inc.

Costamare Inc. is one of the world's leading owners and providers of containerships for charter. The Company has 40 years of history in the international shipping industry and a fleet of 67 containerships, with a total capacity in excess of 445,000 TEU, including nine newbuild containerships on order. Twelve of our containerships, including nine newbuilds, have been acquired pursuant to the Framework Agreement with York Capital Management by vessel-owning joint venture entities in which we hold a minority equity interest. The Company's common stock, Series B Preferred Stock and Series C Preferred Stock trade on the New York Stock Exchange under the symbols "CMRE", "CMRE PR B" and "CMRE PR C", respectively.

Forward-Looking Statements

This press release contains "forward-looking statements". In some cases, you can identify these statements by forward-looking words such as "believe", "intend", "anticipate", "estimate", "project", "forecast", "plan", "potential", "may", "should", "could" and "expect" and similar expressions. These statements are not historical facts but instead represent only the Company's belief regarding future results, many of which, by their nature, are inherently uncertain and outside of the Company's control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company's Annual Report on Form 20-F (File No. 001-34934) under the caption "Risk Factors".

Contacts:

Company Contact:
Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development
Costamare Inc., Athens, Greece
Tel: (+30) 210-949-0050
Email: ir@costamare.com

Investor Relations Advisor/ Media Contact:
Gus Okwu
Allison + Partners, New York
Telephone: (+1) 646-428-0638
Email: costamare@allisonpr.com